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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   ----------

                               ELBIT SYSTEMS LTD.

                                (Name of Issuer)

Ordinary Shares, Nominal Value 1.00 New Israeli Shekels             M3760D101
                   per share                                        ---------
-------------------------------------------------------
                 (Title of class of securities)

                               Zvi Firon, Advocate
--------------------------------------------------------------------------------

                     M. Firon & Co., Advocates and Notaries
                           16 Abba Hillel Silver Road
                                Ramat Gan, Israel
                                  972-3-7540000
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                             (See Explanatory Note)
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. M3760D101                   13D/A                               Page 2
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Michael Federmann
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           19,938,469/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      19,915,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,938,469/1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        49.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

1 The 19,938,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,915,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101                   13D/A                               Page 3
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Federmann Enterprises Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           19,938,469/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      19,915,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,938,469/1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        49.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

1 The 19,938,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,915,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101                   13D/A                               Page 4
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Heris Aktiengesellschaft
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Liechtenstein


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           3,836,458
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      3,836,458

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,836,458
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        9.59%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. M3760D101                   13D/A                               Page 5
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Beit Federmann Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           19,938,469/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      19,915,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,938,469/1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        49.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

1 The 19,938,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,915,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101                   13D/A                               Page 6
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Beit Bella Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           19,938,469/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      19,915,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,938,469/1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        49.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

1 The 19,938,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,915,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101                   13D/A                               Page 7
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Beit Yekutiel Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           19,938,469/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      19,915,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,938,469/1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        49.88%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

1 The 19,938,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,915,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

                                Explanatory Note

         This Amendment No. 2 to the Schedule 13D amends and restates Schedule 13D and Amendment No. 1 to the Schedule 13D previously filed with the Securities and Exchange Commission (collectively, the "Prior Schedule").

Item 1.  Security and Issuer.

         The title and class of equity security to which this Amendment No. 2 to the Schedule 13D relates is ordinary shares, nominal value 1.00 New Israeli Shekels per share (the "Ordinary Shares"), of the Elbit Systems Ltd. (the "Issuer"), a corporation existing under the laws of the State of Israel. The address of the Issuer's principal executive offices is Advanced Technology Center, Haifa, Israel 31053.

         The Ordinary Shares are traded on the NASDAQ National Market System and the Tel Aviv Stock Exchange.

         The CUSIP number for the Ordinary Shares is M3760D101.

Item 2.  Identity and Background.

         This statement is being filed by Michael Federmann, for and on behalf of himself, Federmann Enterprises Ltd. ("FEL"), Heris Aktiengesellschaft ("HF"), Beit Federmann Ltd. ("BFL"), Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL") (collectively, the "Reporting Persons" or the "Federmann Group"). Michael Federmann is the controlling shareholder of each of BBL and BYL; BBL and BYL are the controlling shareholders of BFL; BFL is the controlling shareholder of FEL; and FEL is the controlling shareholder of HF. The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k) under the 1934 Act. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         The business address of Mr. Michael Federmann is c/o Federmann Enterprises Ltd., 87 Hayarkon Street, Tel-Aviv, Israel. Mr. Michael Federmann is the Chairman of the Board of Directors of each of FEL (see description below) and Dan Hotels Corp. Ltd., which is principally engaged in the business of operating luxury hotels in Israel. The address of Dan Hotels Corp. Ltd. is 111 Hayarkon Street, Tel Aviv, Israel. Mr. Michael Federmann is also the Chairman of the Board of Directors of the Issuer, which is principally engaged in the development, manufacturing and integration of advanced, high-performance defense electronics systems. The address of the Issuer is set forth in Item 1 above. Mr. Michael Federmann is a citizen of the State of Israel.

         FEL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of FEL is the holding and managing of investments in private and public companies.

         HF is a corporation existing under the laws of the State of Liechtenstein with its principal executive offices located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. The principal business activity of HF is the holding of investments in private and public companies.

         Each of BFL, BBL and BYL is a corporation existing under the laws of the State of Israel with its registered offices located at 16 Abba Hillel Silver Road, Ramat Gan, Israel, c/o M. Firon & Co., Advocates and Notaries. The principal business activity of each of BFL, BBL and BYL is the holding of investments in private companies.

         The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of FEL, HF, BFL, BBL and BYL are set forth on Schedules A, B, C, D and E attached hereto, respectively.

         During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 19, 1999, the Issuer, FEL, HF, Rehovot Instruments Ltd. and Elop Electro-Optics Industries Ltd. ("Elop") entered into a Merger Agreement (the "Merger Agreement"), pursuant to which Elop would be merged into and become a subsidiary of the Issuer in exchange for the issuance by the Issuer of an aggregate of 12,100,000 Ordinary Shares to FEL and HF. The merger transaction contemplated under the Merger Agreement was completed on July 5, 2000.

         Concurrently with the signing of the Merger Agreement, on December 19, 1999 Elron Electronic Industries Ltd. ("Elron"), FEL and HF entered into a Shareholders' Agreement (the "Shareholders Agreement") which governed the relations between Elron, FEL and HF as shareholders of the Issuer following the merger. Pursuant to the Shareholders Agreement, should any party to the Shareholders Agreement desire to transfer any of its Ordinary Shares and the rights associated with such shares ("Associated Rights") to a third party, it must first offer such Ordinary Shares and Associated Rights to the other parties of the Shareholders Agreement. On July 8, 2004, Elron entered into an agreement with Tadiran Communications Ltd. to sell its 7,815,448 Ordinary Shares and Associated Rights for 196.5 million U.S. Dollars, subject to Elron's obligations under the Shareholders Agreement to first offer the Ordinary Shares and Associated Rights to FEL and HF on the same terms and conditions as were agreed between Elron and Tadiran Communications Ltd. After Elron made the offer to FEL and HF, FEL exercised on July 28, 1004 its rights to purchase the 7,815,448 Ordinary Shares and Associated Rights from Elron.

         In order to obtain some of the funds to purchase the 7,815,448 Ordinary Shares and Associated Rights from Elron, FEL entered into a loan agreement with Bank Leumi Le'Israel B.M. (the "Lender"), dated July 28, 2004 (the "Loan Agreement") and two related security agreements with the Lender, each dated July 28, 2004 (each, a "Security Agreement"). The remainder of the purchase price was paid by FEL from its own funds. Under the Loan Agreement, the Lender made the following loans to FEL:

         (1) a loan in an amount of approximately 111 million U.S. Dollars , which is secured by 4,915,448 Ordinary Shares pledged in favor of the Lender.

         (2) two loans in the total amount of 51 million U.S. Dollars which are secured by 2,900,000 Ordinary Shares pledged in favor of the Lender.

         The shares so pledged are registered in the name of a trust company which is an affiliate of the Lender (the "Trustee"). The Trustee has granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement. In addition, FEL agreed, if necessary to make payments under the Loan Agreement, to sell up to approximately 4 million Ordinary Shares previously held by it and to use the proceeds for payment of the Loan. The Loan Agreement contains customary events of default.

         Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own the Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares. Each of the Reporting Persons currently beneficially owns 19,938,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

         Subsequent to the sale of Elron's Ordinary Shares to FEL, the Shareholder's Agreement is of no more force and effect.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Ordinary Shares referred to in the first paragraph of Item 3 above on July 5, 2000 upon completion of the merger transaction contemplated by the Merger Agreement. At that time, the Reporting Persons were beneficial owners of shares of capital stock of Elop and therefore were entitled under the Merger Agreement to receive the Ordinary Shares upon the effectiveness of the merger in exchange for their shares of Elop.

         On July 28, 2004, the Reporting Persons acquired an additional 7,815,448 Ordinary Shares and Associated Rights when FEL exercised its rights under the Shareholders Agreement to purchase such Ordinary Shares from Elron under the same terms and conditions as Elron had previously agreed to sell such Ordinary Shares to Tadiran Communications Ltd.

         Potential Sale of Ordinary Shares. FEL is considering selling approximately 4.4 million Ordinary Shares of Issuer to an appropriate third-party investor in a private transaction.

         Changes in the Issuer's Board and Management. Immediately prior to the purchase of the Ordinary Shares and Associated Rights from Elron, eleven directors served on the Issuer's Board of Directors. These directors included two Independent (External) Directors, four directors nominated by Elron, four directors nominated by the Reporting Persons, and the President, who is a member of the Board of Directors.

         Immediately after the purchase of Elron's Ordinary Shares by FEL, two members of the Board of Directors originally nominated by Elron, Avi Fischer and Doron Birger, resigned. At the next meeting of the Board of Directors, another member of the Board of Directors nominated by Elron, Ami Erel, is expected to resign. Mr. Avraham Ashery, another member of the Board of Directors, originally nominated by Elron, is anticipated to remain a director of the Issuer. The remaining members of the Board of Directors may fill any or all of the vacancies created by the resignations of the resigning members of the Board of Directors.

         Change in Dividend Policy. The Reporting Persons plan to recommend to the Issuer's Board of Directors that it declare an extraordinary cash dividend at the next board meeting.

         Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of August 2, 2004, each of the Reporting Persons beneficially owns an aggregate of 19,938,469 Ordinary Shares, representing approximately 49.88% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 39,972,255 Ordinary Shares outstanding as of June 30, 2004, excluding 385,900 Ordinary Shares held in treasury by the Issuer), except for HF which beneficially owns 3,836,458 Ordinary Shares, representing approximately 9.59% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 39,972,255 Ordinary Shares outstanding as of June 30, 2004, excluding 385,900 Ordinary Shares held in treasury by the Issuer).

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

         (c) On July 28, 2004, pursuant to its rights under the Shareholders Agreement, FEL exercised its right to purchase 7,815,448 Ordinary Shares from Elron on the same terms and conditions that were agreed to by Elron and Tadiran Communications Ltd. As a result, each of the Reporting Persons beneficially owns 19,938,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

         (d) Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares. The 7,815,448 Ordinary Shares and Associated Rights purchased from Elron are registered in the name of the Trustee, which is an affiliate of the Lender. The Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be re-registered under the name of FEL. Each of the Reporting Persons currently beneficially owns 19,938,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares. The wholly owned subsidiary of the Issuer, however, retains the right to dispose of the Ordinary Shares held by it.

         Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer's organizational documents that would adversely affect the Lender's rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

         On July 5, 2000, upon consummation of the merger transaction contemplated by the Merger Agreement, Elron, FEL and HF entered into a Registration Rights Agreement which governs the rights and obligations of the parties with respect to the registration of their Ordinary Shares for sale in the United States. Elron's rights under the Registration Rights Agreement were assigned to FEL on July 28, 2004. A copy of that agreement is set forth on
Exhibit 3.

         An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments hereto is attached as Exhibit 1.

         Immediately upon the purchase by the Reporting Persons and the sale by Elron of the 7,815,448 Ordinary Shares and the Associated Rights and pursuant to the terms of the Shareholders Agreement, the Associated Rights were transferred to the Reporting Persons and the Shareholders Agreement terminated.

         Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer's organizational documents that would adversely affect the Lender's rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

         Pursuant to the Security Agreements, the 7,815,448 Ordinary Shares and Associated Rights purchased from Elron are pledged to the Lender. Such Ordinary Shares are registered in the name of the Trustee, which is a trust company and an affiliate of the Lender. The Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement.

Upon the termination of the Loan Agreement, such Ordinary Shares will be re-registered under the name of FEL.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)
Exhibit 2 English translation of Shareholders' Agreement dated December 19, 1999 by and between Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)
Exhibit 3   Registration Rights Agreement dated July 5, 2000 by and among
            Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)
Exhibit 4 English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M.
Exhibit 5 English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2004

                                                /s/ Michael Federmann
                                           --------------------------------
                                                       Michael Federmann


                                           FEDERMANN ENTERPRISES LTD.


                                           By:  /s/ Michael Federmann
                                                ---------------------------
                                                Name:  Michael Federmann
                                                Title: Chairman of the Board


                                           HERIS AKTIENGESELLSCHAFT


                                           By:  /s/ Michael Federmann
                                                ---------------------------
                                                Attorney in Fact


                                           BEIT FEDERMANN LTD.


                                           By:  /s/ Michael Federmann
                                                ---------------------------
                                                Name:  Michael Federmann
                                                Title:  Director


                                           BEIT YEKUTIEL LTD.


                                           By:  /s/ Michael Federmann
                                                ---------------------------
                                                Name:  Michael Federmann
                                                Title:  Director


                                           BEIT BELLA LTD.

                                           By:  /s/ Michael Federmann
                                                     ---------------------------
                                                     Name:  Michael Federmann
                                                     Title:  Director

                          SCHEDULE A TO SCHEDULE 13D/A


            Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                           FEDERMANN ENTERPRISES LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors

Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd.,
                                                                                Dan Hotels Corp. Ltd. and Elbit
                                                                                Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Irit Federmann                           87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Liora Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Officers

Dov Ninveh                               87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Aharon Beth-Halachmi                     87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel


* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE B TO SCHEDULE 13D/A


            Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.


                            HERIS AKTIENGESELLSCHAFT
                        DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
NAME AND                                 BUSINESS                               PRINCIPAL
CITIZENSHIP                              ADDRESS                                OCCUPATION
-----------                              -------                                ----------

Directors

Prasidial                                Aeulestrasse 38                        Management Company
Management Anstalt                       Fl-9490 Vaduz
                                         Forstentum Liechtenstein

Tim Schneider                            Joseph-Rheinberger-Str. 9,             Manager
Liechtenstein                            Vaduz, Liechtenstein

Dr. Christof Ebersberg                   Schlatt Str. 441 A Ruggell             Manager
Liechtenstein




Officers

None

                          SCHEDULE C TO SCHEDULE 13D/A


            Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                               BEIT FEDERMANN LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors

Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Irit Federmann                           87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Officers

None


* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE D TO SCHEDULE 13D/A


            Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                                 BEIT BELLA LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors
Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel


Officers

None


* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE E TO SCHEDULE 13D/A


            Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                               BEIT YEKUTIEL LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors

Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel


Officers

None


* Each person listed in this Schedule is a citizen of the State of Israel.

                                  EXHIBIT INDEX


Exhibit No.

Exhibit 1 Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)
Exhibit 2 English translation of Shareholders' Agreement dated December 19, 1999 by and between Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)
Exhibit 3   Registration Rights Agreement dated July 5, 2000 by and among
            Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)
Exhibit 4 English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M.
Exhibit 5 English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M.